東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07027296

FILE NO. 082-35033

September 11, 2007

VIA AIR MAIL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Idemitsu Kosan Co., Ltd.
Rule 12g3-2(b) Exemption

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Idemitsu Kosan Co., Ltd. (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Consolidated Financial Results for the First Quarter of Fiscal Year 2007 (From April 1, 2007 to June 30, 2007) (dated August 1, 2007) (Excerpt translation)

Yours truly,

Kaoruko Suzuki

Encl
cc: Idemitsu Kosan Co., Ltd.

10/17

August 1, 2007

Consolidated Financial Results for the First Quarter of Fiscal Year 2007 (From April 1, 2007 to June 30, 2007)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Takayuki Endo, General Manager of IR Office.
Telephone: +81-3-3213-9307

1. Consolidated Financial Results for the First Quarter of FY2007 (From April 1, 2007 to June 30, 2007)

Note: Figures less than ¥1 million are rounded off

(1) Consolidated operating results

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
1Q FY2007	787,750	△0.7	8,883	△62.5	13,156	△48.9	2,065	△74.1
1Q FY2006	793,087	15.0	23,680	111.9	25,762	143.2	7,985	10.0
FY2006	3,394,738	–	102,813	–	107,536	–	41,591	–

	Net income per share	Net income per share, diluted
	¥	¥
1Q FY2007	51.64	–
1Q FY2006	292.28	–
FY2006	1,268.61	–

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥
1Q FY2007	2,371,742	563,805	22.5	13,337.30
1Q FY2006	2,236,183	406,742	16.9	13,803.70
FY2006	2,333,129	561,376	22.8	13,322.56

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
	¥million	¥million	¥million	¥million
1Q FY2007	46	△16,261	1,417	109,200
1Q FY2006	42,902	△3,690	△18,069	154,571
FY2006	86,322	△63,094	△37,252	122,564

2. Dividends

	Cash Dividend per share
	First Quarter
	¥
1Q FY2007	–
1Q FY2006	–

3. Consolidated business forecasts for FY2007 (From April 1, 2007to March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥
Interim period	1,730,000	4.6	27,000	△33.3	29,000	△29.7	7,500	△27.4	187.54
FY2007	3,670,000	8.1	87,000	△15.4	86,000	△20.0	29,000	△30.3	725.18

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the first quarter: None

(2) Changes in accounting methods from the latest accounting period : Yes

Depreciation method has been changed in accordance with revision of Income tax law .

(3) Adoption of simplified accounting methods : None

【Note】

1.Non-consolidated Financial Results for the First Quarter of FY2007 (From April 1, 2007 to June 30, 2007)

(1) Operating results

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
1Q FY2007	735,107	0.7	△2,421	–	4,005	△61.9	2,240	△47.9
1Q FY2006	729,700	21.2	10,185	41.6	10,525	△31.4	4,303	△79.5
FY2006	3,107,842	–	58,327	–	53,981	–	22,811	–

	Net income per share	Net income per share, diluted
	¥	¥
1Q FY2007	56.02	–
1Q FY2006	157.51	–
FY2006	695.80	–

(2) Financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥
1Q FY2007	2,141,550	452,059	21.1	11,304.31
1Q FY2006	2,027,884	320,484	15.8	11,730.11
FY2006	2,110,475	452,423	21.4	11,313.05

2. Non-consolidated business forecasts for FY2007 (From April 1, 2007 to March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥
Interim period	1,600,000	5.1	12,000	△21.4	15,000	15.7	6,000	254.5	150.04
FY2007	3,400,000	9.4	42,500	△27.1	39,000	△27.8	17,500	△23.3	437.61

Note: Percentage figures represent changes from the corresponding previous periods respectively

* The business forecasts in the above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors.

[Appendix]

Consolidated Financial Statements for the First Quarter of FY2007

(1) Consolidated Balance Sheets

(Unit: ¥Million)

Item	FY2006 (Ended March 31, 2007)	1Q FY2007 (Ended June 30, 2007)	Change	1Q FY2006 (Ended June 30, 2006)
(Assets)				
Current assets	1,013,910	1,048,386	34,475	946,029
Cash in hand and deposits at bank	107,580	109,200	1,619	144,571
Notes and accounts receivable-trade	413,738	461,841	48,102	304,418
Securities	14,983	–	△14,983	9,999
Inventories	335,582	333,707	△1,874	343,462
Others	142,026	143,636	1,610	143,577
Fixed assets	1,319,218	1,323,356	4,138	1,290,154
Tangible fixed assets	1,043,697	1,042,981	△715	1,024,984
Intangible fixed assets	34,931	34,690	△241	32,217
Investment and other assets	240,589	245,684	5,094	232,952
Total assets	2,333,129	2,371,742	38,613	2,236,183
(Liabilities)				
Current liabilities	1,027,767	1,071,317	43,549	1,012,327
Notes and accounts payable-trade	301,988	335,651	33,663	278,464
Short-term borrowings	329,813	347,544	17,731	399,053
Current portion of Bonds	12,500	12,500	–	–
Accounts payable-other	291,621	289,267	△2,354	236,796
Others	91,844	86,354	△5,490	98,012
Long-term liabilities	743,984	736,620	△7,364	817,114
Bonds	73,000	73,000	–	85,500
Long-term debt	418,982	411,508	△7,473	488,187
Accrued retirement benefits to employees	58,715	56,190	△2,524	63,604
Others	193,286	195,920	2,633	179,822
Total liabilities	1,771,752	1,807,937	36,185	1,829,441

Item	FY2006 (Ended March 31, 2007)	1Q FY2007 (Ended June 30, 2007)	Change	1Q FY2006 (Ended June 30, 2006)
(Net assets)				
Shareholders' equity	365,025	361,308	△3,717	216,443
Common stock	108,606	108,606	–	51,388
Additional paid-in capital	71,140	71,141	0	12,535
Retained earnings	185,379	181,680	△3,698	152,519
Treasury stocks	△101	△120	△18	–
Valuation and translation adjustments	167,761	172,050	4,289	160,694
Unrealized holding gains on investment in securities	15,180	14,923	△256	12,875
Deferred gains on hedges	3,949	7,591	3,642	5,871
Revaluation reserve for land	146,734	146,499	△234	146,220
Translation adjustments	1,896	3,035	1,139	△4,272
Minority Interests	28,590	30,446	1,855	29,604
Total net assets	561,376	563,805	2,428	406,742
Total liabilities and net assets	2,333,129	2,371,742	38,613	2,236,183

(2) Consolidated Statements of Income

(Unit: ¥Million)

Item	1Q FY2006 (From April 1, 2006 to June 30, 2006)	1Q FY2007 (From April 1, 2007 to June 30, 2007)	Change	FY2006 (From April 1, 2006 to March 31, 2007)
Net sales	793,087	787,750	△5,336	3,394,738
Cost of sales	714,940	723,470	8,530	3,061,781
Gross profit	78,147	64,280	△13,867	332,957
Selling, general and administrative expenses	54,466	55,396	929	230,144
Operating income	23,680	8,883	△14,796	102,813
Non-operating income	6,943	9,085	2,142	28,491
Interest and dividend income	3,585	4,274	688	8,091
Gain (loss) on foreign exchange, net	1,107	1,674	567	8,333
Equity in earnings of non-consolidated subsidiaries and affiliates, net	1,786	2,050	264	8,351
Others	464	1,086	621	3,715
Non-operating expenses	4,861	4,812	△48	23,767
Interest expenses	4,276	4,144	△131	17,399
Others	585	668	83	6,368
Ordinary income	25,762	13,156	△12,605	107,536
Extraordinary gains	597	661	63	7,656
Gains on the sale of fixed assets	137	323	185	5,250
Others	460	338	△122	2,405
Extraordinary losses	3,448	1,233	△2,215	16,390
Impairment loss on fixed assets	2,612	–	△2,612	8,648
Loss on disposal of tangible fixed assets	614	977	363	5,360
Others	222	255	33	2,382
Income before income taxes	22,911	12,585	△10,326	98,802
Income taxes	13,573	9,285	△4,288	54,136
Minority interests	1,351	1,234	△116	3,074
Net income	7,985	2,065	△5,920	41,591

(3) Consolidated Statements of Cash Flows

(Unit: ¥Million)

Item	1Q FY2006 (From April 1, 2006 to June 30, 2006)	1Q FY2007 (From April 1, 2007 to June 30, 2007)	FY2006 (From April 1, 2006 to March 31, 2007)
Cash flows from operating activities			
Income before income taxes and minority interests	22,911	12,585	98,802
Depreciation and amortization	13,303	17,105	59,307
Impairment loss on fixed assets	2,612	–	8,648
Increase(△decrease)in accrued retirement benefits to employees	△546	△2,524	△5,454
(△Increase) decrease in notes and accounts receivable, trade	28,067	△47,865	△79,719
(△Increase) decrease in inventories	△24,649	1,992	△15,791
Increase (△decrease) in notes and accounts payable-trade	△6,770	33,583	15,495
Increase (△decrease) in accounts payable, other	△5,451	2,051	39,742
Payment of income taxes	△10,741	△13,373	△50,322
Others	24,167	△3,507	15,615
Net cash provided by operating activities	42,902	46	86,322
Cash flows from investing activities			
Purchases of tangible fixed assets	△12,521	△19,239	△67,287
Proceeds from sale of tangible fixed assets	833	834	7,867
Purchases of investment securities	△199	△1,659	△4,494
Proceeds from sale of investment securities	–	29	272
Others	8,197	3,773	547
Net cash used in investing activities	△3,690	△16,261	△63,094
Cash flows from financing activities			
Increase (△decrease) in short-term borrowings, net	9,756	20,718	△31,874
Proceeds from long-term debt	–	1,381	55,321
Repayment of long-term debt	△22,169	△12,285	△175,773
Proceeds from issuance of common stock	–	–	113,563
Others	△5,656	△8,396	1,510
Net cash used in financing activities	△18,069	1,417	△37,252
Effect of exchange rate changes on cash and cash equivalents	1,079	1,433	4,238
Net increase(△decrease) in cash and cash equivalents	22,221	△13,363	△9,785
Cash and cash equivalents at beginning of the period	132,747	122,564	132,747
Net (△decrease) in cash and cash equivalents resulted from change in scope of consolidation	△397	–	△397
Cash and cash equivalents at end of the period	154,571	109,200	122,564

(4)Consolidated Segment Information

〔Business segment information〕

(1)For the First Quarter of FY2006 (From April 1, 2006 to June 30, 2006)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
Net sales							
(1) Net sales to outside customers	590,917	147,999	23,491	30,678	793,087	-	793,087
(2) Inter-segment	718	395	-	1,802	2,916	(2,916)	-
Total	591,635	148,395	23,491	32,481	796,003	(2,916)	793,087
Operating expenses	586,057	142,203	11,802	32,272	772,335	(2,928)	769,406
Operating income	5,578	6,191	11,689	209	23,668	12	23,680

(2)For the First Quarter of FY2007 (From April 1, 2007 to June 30, 2007)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
Net sales							
(1) Net sales to outside customers	570,283	167,684	21,719	28,062	787,750	-	787,750
(2) Inter-segment	706	437	-	1,934	3,079	(3,079)	-
Total	570,990	168,122	21,719	29,997	790,829	(3,079)	787,750
Operating expenses	576,149	163,836	10,943	31,008	781,937	(3,070)	778,866
Operating income (loss)	△5,158	4,285	10,776	△1,011	8,892	(8)	8,883

(3)For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
Net sales							
(1) Net sales to outside customers	2,535,934	622,823	87,196	148,784	3,394,738	-	3,394,738
(2) Inter-segment	3,389	1,649	-	8,235	13,274	(13,274)	-
Total	2,539,323	624,473	87,196	157,019	3,408,013	(13,274)	3,394,738
Operating expenses	2,521,582	580,200	50,341	153,131	3,305,256	(13,331)	3,291,925
Operating income	17,741	44,272	36,854	3,888	102,756	56	102,813

Notes:

1. The business segments are determined in accordance with the Company's internal business management policy.
2. Each business segment's major products or operations
   (1)Petroleum products: Petroleum products including gasoline, naphtha, kerosene, diesel oil and heavy fuel oil, lubricants, LPG and marine transportation
   (2) Petrochemical products: Petrochemicals including ethylene
   (3)Oil exploration and production: Investigation, exploration, development and sales of oil resources
   (4)Others: Coal mining, sales of automobile-related goods, leasing, electronic materials business and construction and maintenance business

END